Exhibit 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the fiscal year ended May 28, 2005.

Management’s Discussion and Analysis

The discussion that follows provides an analysis of the consolidated operating results and financial position (Management’s Discussion and Analysis—“MD&A”) of The Jean Coutu Group (PJC) Inc. (“the Company” or the “Jean Coutu Group”) for the 52-week year ended May 28, 2005.

On July 31, 2004, the Jean Coutu Group acquired 1,549 outlets of the Eckerd drugstore chain located throughout 13 states in Northeastern, mid-Atlantic and Southeastern United States, becoming the fourth largest drugstore chain in North America and the second largest in Eastern United States and Canada with a network of 2,243 stores.

Management has presented certain non Generally Accepted Accounting Principles (“GAAP”) measures in this MD&A. Although operating income before amortization (“OIBA”) and earnings before unrealized losses on financing activities are not performance measures defined by Canadian GAAP, management, investors and analysts use these measures to evaluate the operating and financial performance of the Company. Moreover, the Company’s definition of these measures may differ from the one used by other companies. The OIBA measure is reconciled with net earnings, a performance measure defined by Canadian GAAP, in this MD&A.

Presentation of financial statements

On August 20, 2004, the Board of Directors modified the Company’s reporting periods in order to conform to the National Retail Federation’s 4-5-4 merchandising calendar. Effective this fiscal year, the Company is disclosing its financial results on the basis of four even quarters ending on the Saturday of the thirteenth week, respectively ending on August 28, 2004, November 27, 2004, February 26, 2005 and May 28, 2005 for the current year.

All financial information appears in US dollars, in accordance with Canadian GAAP, considering our now predominant operations in the United States and our US dollar denominated debt. The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes as at May 28, 2005 as well as the Company’s recent public filings.

Readers may access additional information and filings relating to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) Websites.

Forward-looking statements

Certain statements contained in this Annual Report release may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements. Readers are referred to the section on Risks and uncertainties contained in this MD&A section of the Annual Report as well as in other Company filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

Company Profile

We exercise our activities in the North American drugstore retailing industry in two broad geographic areas, Eastern Canada and the Eastern United States, through corporate and franchised drugstores (under the banners of Brooks, Eckerd, PJC Jean Coutu, PJC Santé Beauté and PJC Clinique).

As at May 28, 2005, our Canadian network of PJC Jean Coutu franchised stores (“PJC”) and American network of Brooks Eckerd drugstores was broken down as follows geographically and by type of store:

	Canada	United States	Total
Total stores	321	1,922	2,243
Freestanding stores or buildings	81	1,006	1,087
24-hour stores	—	34	34
Drive-thru pharmacies	21	870	891

Retail sales per square foot is a key performance indicator. By measuring last twelve-month total store sales divided by average square footage, the Company’s management measures network performance.

In Canada, network retail sales per square foot has grown each quarter over the last two years, to $C 1,246 per square foot for the fourth quarter, which is top in our market. The average PJC drugstore is a leader with annual sales of $C 9.6 million.

In the United States, the Brooks network retail sales per square foot grew to $636 in the fourth quarter. At this point, the average annual sales per store at Brooks is higher than at Eckerd, and simply bringing our Eckerd stores to Brooks levels represents a substantial top line growth opportunity.

Canada.   In Canada, franchising activities include operating a distribution center and providing services to our PJC stores. These services comprise centralised purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Our PJC franchisees own and manage their stores and are responsible for merchandising and financing their inventory. They must provision their stores from our distribution center provided that the products requested are available and priced lower than other suppliers. We supply our PJC franchisees with approximately 72% of their products, including almost all prescription drugs. Although PJC retail sales are not included in our revenues, an increase or decrease in this regard will directly affect our performance as it impacts distribution center sales and royalties.

United States.   In the US, we operate a network of 1,922 corporate stores under the Brooks and Eckerd banners, and 6 distribution centers in 18 states in the Eastern United States (336 Brooks drugstores and 1 distribution center in 6 states in 2004). The head office of The Jean Coutu Group (PJC) USA, Inc. is located in Warwick, Rhode Island, where all corporate and support functions are centralized for the Brooks and Eckerd drugstore network. These functions include finance, purchasing, distribution, marketing, human resources, information systems and support, real estate and other departments. Readers are referred to Note 20 of the Consolidated Financial Statements for a description of the Eckerd acquisition, which was completed on July 31, 2004.

At the end of fiscal 2005, the Company elected to proceed with the closing of 78 non performing Eckerd drugstores. A total of 73 stores have closed to date, with 45 transfers of script files to the nearest Eckerd store. For the remaining 33 stores, the Company has sold or plans to sell the script files and related inventories. The net addition to the provision for store closures and to the write-down of related assets, which are included in the purchase price equation at May 28, 2005 amounted to $100.5 million.

Strategies and Outlook

The Jean Coutu Group is well positioned to capitalize on the growth in the North American drugstore retailing industry, based on its strong brands, a focus on excellence in customer service in pharmacy and front-end innovation with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through quality of offering and service levels in its drugstore network.

The Company operates its Canadian and US network with a focus on sales growth, network renovation, relocation and expansion projects and operating efficiency. The Company has substantially completed the Brooks Eckerd integration, which was focused on three principal areas:

—   Reduction of support functions and other initiatives

Head and field office head count reductions are substantially complete, with net reductions of approximately 1,273 positions. As a result, accountability and productivity have been enhanced with the streamlining of operations. The Company will continue to move toward the right-sized support structure as it reduces dual infrastructures during the first quarter of fiscal 2006. The Company will continue to optimize logistics and supply chain efficiency over the next fiscal year.

—   Operational improvements

The Company has recently right-sized its Eckerd network and will continue to open new stores in fiscal 2006, with a focus on growing network sales profitably. It has also implemented plans, processes and deployed people to reduce inventory shrink and expects to record early financial results from this initiative in fiscal 2006.

—   Growth initiative

Customer focused initiatives have been taken and will continue to be implemented to drive sales growth profitably. The goal is to differentiate the network through quality of offering and customer service levels.

The Brooks Eckerd drugstore network is making good progress. The Company has now begun to capture the integration cost savings while it continues to profitably grow the sales of its US drugstore network. At the same time it will continue to build on the strong base of its Canadian network.

Financial data

The following table presents selected data and operating results for the 52-week year ended May 28, 2005 and the year ended May 31, 2004.

	2005			2004
(in thousands of US dollars, except per share amounts)	Canada	United States	Consolidated	Canada	United States	Consolidated
Sales	1,247,898	8,200,445	9,448,343	1,090,503	1,802,585	2,893,088
Cost of goods sold	1,129,999	6,159,873	7,289,872	985,432	1,358,566	2,343,998
Gross profit	117,899	2,040,572	2,158,471	105,071	444,019	549,090
As a % of sales	9.4%	24.9%	22.8%	9.6%	24.6%	19.0%
Other revenues(1)	161,786	10,779	172,565	148,291	4,625	152,916
General and operating expenses	132,343	1,745,953	1,878,296	118,366	333,918	452,284
Operating income before amortization	147,342	305,398	452,740	134,996	114,726	249,722
Amortization(1)	14,013	184,840	198,853	10,029	31,404	41,433
Operating income	133,329	120,558	253,887	124,967	83,322	208,289
Financial expenses			162,092			14,535
Earnings before income taxes			91,795			193,754
Income taxes (recovery)			(12,583)			61,071
Net earnings			104,378			132,683
Net earnings per share			0.41			0.58
Earnings per share before unrealized losses on financing activities			0.44			0.58

(1)   Amortization of incentives paid to franchisees is grouped with other revenues in the GAAP financial statements.

(in thousands of US dollars, except for sales growth figures)	2005 $	2004 $
Network performance—Retail sales
Canada(2)	2,173,428	1,939,637
United States	8,200,445	1,802,585
	10,373,873	3,742,222
Retail sales growth—same store(3)
Canada(2)
Total	5.5%	6.8%
Front-end	2.1%	2.3%
Pharmacy	8.0%	10.3%
United States(4)
Total	2.8%	4.3%
Front-end	0.4%	2.1%
Pharmacy	3.9%	5.3%
Other operating data
Total assets	5,694,926	1,343,754
Long-term debt (including current portion)	2,561,432	192,175
Reconciliation of OIBA with net earnings
Net earnings	104,378	132,683
Interest on long-term debt	152,731	11,752
Unrealized foreign exchange loss on monetary items	7,767	—
Other financing expenses, net	1,594	2,783
Income taxes (recovery)	(12,583)	61,071
Operating income	253,887	208,289
Amortization per GAAP financial statements	195,308	38,396
Amortization of incentives(1)	3,545	3,037
Operating income before amortization	452,740	249,722

(1)   Amortization of incentives paid to franchisees is grouped with other revenues in the GAAP financial statements.

(2)   Franchised outlets’ retail sales are not included in the Company’s consolidated financial statements.

(3)   Growth is calculated in local currency and is based on comparable periods.

(4)   This measure does not include same-store sales for the acquired Eckerd corporate outlets, which will be included in same-store sales beginning in August 2005

Definition of financial data

Revenues

Revenues consist of Canadian and US sales plus other revenues derived from franchising and retail sales.

Canada.   Merchandise sales by our distribution center to PJC franchisees account for most of our sales in Canada. PJC retail store sales are not included in our revenues. However, changes in their retail sales directly affect our revenues since PJC franchisees purchase most of their inventory from our distribution center. Other revenues consist of royalties from our franchisees based on a percentage of sales, rental revenues and charge-backs to our franchisees in exchange for certain services.

United States.   US sales consist of retail sales generated by corporate stores operating under the Eckerd and Brooks banners. Other revenues include rental revenues from our properties leased to third parties.

Gross profit

Gross profit is calculated as follows: sales minus the cost of goods sold from our distribution center for our Canadian operations, and the cost of goods sold (which includes distribution costs and estimated inventory losses) in our stores for the US network.

General and operating expenses

General and operating expenses comprise costs associated with salaries and benefits, rent, advertising, repairs and maintenance, insurance and professional fees.

Operating income before amortization (“OIBA”)

OIBA is not a measure of performance under Canadian GAAP; however management uses this performance measure in assessing the operating and financial performance of its reportable segments. Besides, we believe that OIBA is an additional measure used by investors to evaluate operating performance and capacity of a company to meet its financial obligations. However, OIBA is not and must not be used as an alternative to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA is not necessarily an indication that cash flow will be sufficient to meet our financial obligations. Furthermore, our definition of OIBA may not be necessarily comparative to similar measures reported by other companies.

Exchange rate data

The Company’s US dollar reporting currency provides shareholders with more relevant information considering the predominant operations in the United States and US dollar denominated debt. The following table shows exchange rates based on the Federal Reserve Bank of New York closing rate expressed as US dollars per Canadian dollar.

	May 28, 2005	May 31, 2004	May 31, 2003
Average rate(1)	0.7937	0.7446	0.6557
Closing rate	0.7946	0.7317	0.7293

(1)          Calculated using the average noon buying rates for each day in the relevant period.

Selected Annual Financial Information

(in thousands of US dollars except for per share amounts)	52 weeks ended May 28, 2005 $	Year ended May 31, 2004 $	Year ended May 31, 2003 $
Revenues	9,617,363	3,042,967	2,646,669
OIBA	452,740	249,722	207,475
Net earnings	104,378	132,683	104,784
Net earnings per share	0.41	0.58	0.46
Earnings per share before unrealized losses on financing activities	0.44	0.58	0.46
Cash dividend per share ($C)	0.12	0.12	0.12

Comparison of the 52-week year ended May 28, 2005
and the year ended May 31, 2004

Net earnings

For the 52-week year ended May 28, 2005, net earnings were $104.4 million ($0.41 per share) compared with net earnings of $132.7 million ($0.58 per share) for the year ended May 31, 2004. Earnings before unrealized losses on financing activities were $112.2 million ($0.44 per share) compared to $132.7 million ($0.58 per share) for the corresponding fiscal year. There was an unrealized foreign exchange loss on monetary items of $7.8 million ($0.03 per share) recorded during fiscal 2005. During the fiscal year, the Company reviewed its arrangements and documentation in order to ensure that all significant monetary items are properly hedged against future foreign exchange risk. The Company completed most aspects of the Brooks Eckerd integration during the current fiscal year, and had to bear the costs of operating several head office infrastructures during this period.

Revenues

Total revenues, which include sales and other income, rose $6.574 billion or 216.1% to $9.617 billion for the 52-week year ended May 28, 2005 compared with $3.043 billion for the year ended May 31, 2004.

Pharmacy sales are negatively impacted by the conversion of brand name drugs to generics, which generally have a lower selling price, but higher gross profits to the drugstore retailer. Over the past two fiscal years, the decrease in same-store pharmacy volume was partially due to the conversion of Claritin and Prilosec from prescription to over-the-counter status and continued health concerns over women’s hormone replacement therapy drugs. The Company made very good progress with Eckerd during the year. Generics as a percentage of total Eckerd pharmacy sales increased from 49% at the time of purchase to 53% by year-end with the generic substitution rate increasing from 84% to 92%. Eckerd sales trends have improved significantly in both the pharmacy and front-end. Script count trends have reversed from negative in early fiscal 2005 to positive recently. Front-end trends have improved, with strong growth in core health and beauty categories and private label products, with a slight decline in overall front-end sales year-over-year.

Canada.   Revenues from Canadian operations showed double digit growth during the year, reaching $1.406 billion, an increase of $170.4 million or 13.8% from revenues of $1.236 billion in fiscal 2004. Canadian revenues increased by 6.6%, excluding the impact of currency exchange rate fluctuations. During the 52-week year there were 7 openings including 5 relocations of PJC franchised stores compared with 13 openings, 4 relocations and 1 closure in fiscal 2004. In addition, 7 stores were significantly renovated and 6 were expanded during fiscal 2005. Sales increases reflect growth resulting from previous period openings, renovations or moves of network stores and growth in PJC same store retail sales. For the 52-week year ended May 28, 2005 compared with the year ended May 31, 2004, on a same-store basis and in local currency, total PJC retail sales advanced 5.5%, pharmacy sales gained 8.0% and front-end sales picked up 2.1% year-over-year.

United States.   Revenues from US operations increased substantially to $8.211 billion for the 52-week year ended May 28, 2005, up $6.404 billion or 354.4% from revenues of $1.807 billion in fiscal 2004. The increase is principally due to the additional revenue from the acquired Eckerd drugstores as of July 31, 2004. Third party health plans covered approximately 95% of pharmacy sales in fiscal 2005 and 2004. In the front-end, we continued our shift towards health and beauty and confectionery categories with a positive effect on gross margin, while we saw a decline in overall photography department sales due to the shift to digital photography. On a same-store basis, total retail sales advanced 2.8%, pharmacy sales gained 3.9% and front-end sales increased 0.4% year-over-year. This measure does not include same-store sales for the acquired Eckerd drugstores, which will be included in same-store sales beginning in the first quarter of fiscal 2006, after one year of ownership by the Company. During fiscal 2005, in addition to the acquisition of 1,551 drugstores, there were 117 new store openings including 54 relocations and 28 store closures, bringing our US network to 1,922 Brooks and Eckerd stores at May 28, 2005. During fiscal 2004, there were 4 net openings of Brooks drugstores and our US network had 336 Brooks drugstores at May 31, 2004.

Gross profit

Canada.   Total Canadian gross profit improved to $117.9 million for the 52-week year ended May 28, 2005 compared with $105.1 million for the previous fiscal year. Gross margin decreased slightly to 9.4% in fiscal 2005 compared with 9.6% for the corresponding fiscal year.

United States.   United States gross profit amounted to $2.041 billion for the 52-week year ended May 28, 2005 compared with $444.0 million for the corresponding fiscal year. The increase is attributable to the addition of the Eckerd business during our current fiscal year. The gross margin percentage of our US operations improved to 24.9% during the current fiscal year compared with 24.6% in fiscal 2004. The improvement is due to management’s focus on optimal merchandising, mix and pricing in the front-end. In addition, since pharmacy sales have lower gross profit than front-end sales, as the acquired Eckerd stores increase their front-end sales, this has a positive effect on gross profit. Also, our gross profit benefited from reduced inventory losses as a result of loss prevention programs implemented across the US network. The Company’s management believes that these programs will provide operational benefits and expects future financial improvement in fiscal 2006.

Other revenues

Other revenues, which are included in total revenue in the Company’s GAAP financial statements, increased to $169.0 million in fiscal 2005 from $149.9 million the previous year due principally to increased franchise fees, rental and other income.

General and operating expenses

General and operating expenses for the 52-week year ended May 28, 2005 were $1.878 billion, up from $452.3 million from previous fiscal year. This increase is essentially attributable to the US operations and operation of the acquired Eckerd drugstores. General and operating expenses performance represented 9.4% of revenues in Canada in fiscal 2005 versus 9.6% in fiscal 2004 and 21.3% versus 18.5% of revenues a year earlier in the US. The Company incurred certain non-recurring acquisition and integration expenses during the 2005 fiscal year. Also, since the acquired Eckerd drugstores had lower average sales per store than the then existing US network, general and operating expenses increased during the current fiscal year while we integrated and optimized headquarter and field staff and structure.

In addition, the networks are undertaking several store openings and other measures, which increase general and operating expenses while store sales are being built.

OIBA

OIBA increased during fiscal 2005, advancing 81.3% to $452.7 million from $249.7 million in the corresponding 2004 fiscal year. OIBA as a percentage of revenues ended the year at 4.7% compared with 8.2% for the previous fiscal year. The decrease in OIBA margin for the 52-week year ended May 28, 2005 was affected by lower margins in the acquired Eckerd drugstores along with network integration and enhancement efforts during the fiscal year. This was partially offset by the continuing strong performance of existing Canadian operations.

Amortization

Amortization charges increased to $195.3 million during fiscal 2005, up $156.9 million from fiscal 2004, from $38.4 million. The increase in the charges during fiscal 2005 is reflective of the Eckerd drugstore acquisition.

Financial expenses

Financial expenses were $162.1 million during fiscal 2005 (including the $7.8 million unrealized foreign exchange loss on monetary items), an increase of $147.6 million over the year-earlier amount of $14.5 million. During the year, average long-term debt (including current portion of long-term debt) increased from $202.6 million for fiscal 2004 to $2.181 billion for fiscal 2005. The weighted average interest rate on the Company’s long term debt was 6.3% during the current fiscal year compared with 4.3% for fiscal 2004. The additional credit facilities and issuance of notes were used to provide the funds required for the Eckerd drugstore acquisition. During the year, there was a $7.8 million unrealized foreign exchange loss on monetary items related to the Eckerd acquisition, reflecting the loss until the Company reviewed its arrangements and documentation in order to ensure that all significant monetary items were properly hedged against future foreign exchange risk.

Income taxes

There was an income tax recovery of $12.6 million in fiscal 2005 compared with an expense of $61.1 million for fiscal 2004. The low effective tax rate of the current fiscal year is a result of the financing structure established as part of the Eckerd acquisition.

Comparison of the years ended May 31, 2004 and May 31, 2003

Net earnings

For the year ended May 31, 2004, net earnings were $132.7 million ($0.58 per share) compared with net earnings of $104.8 million ($0.46 per share) for the year ended May 31, 2003.

Revenues

Total revenues, which include sales and other income, increased by $396.3 million, or 15.0%, to $3.043  billion for the year ended May 31, 2004 from $2.647 billion for the year ended May 31, 2003.

Canada.   Canadian revenues increased by $350.9 million, or 39.7%, to $1.236 billion for the year ended May 31, 2004 from $884.9 million for the year ended May 31, 2003. Canadian revenues increased by 23.2% excluding the impact of currency exchange rate fluctuations. The strong growth reflects the fact that there was no work stoppage in the 2004 fiscal year while there was a 58-day labor strike at our Canadian warehouse and distribution center during fiscal 2003. Canadian revenues were also impacted during the period by 8 net openings of PJC franchised stores and the renovation or relocation of 17 existing stores, as well as internal sales growth in PJC sales. For the year ended May 31, 2004, on a comparable store basis and in local currency, total PJC retail sales increased by 6.8%, pharmacy sales increased 10.3% and front-end sales increased 2.3%, each as compared to the year ended May 31, 2003 figures.

United States.   United States revenues increased by $45.4 million, or 2.6%, to $1.807 billion for the year ended May 31, 2004 from $1.762 billion for the year ended May 31, 2003. In our US stores, total sales increased by 2.6%, pharmacy sales increased by 3.4% and front-end sales increased by 0.8% during fiscal 2004 as compared with fiscal 2003. This slight increase resulted from a 53-week period for fiscal 2003 for our US operations compared with a 52-week period in fiscal 2004. In addition, sales were impacted by an early and harsh winter season in December 2003. On a comparable store and comparable week basis, total sales increased by 4.3%, pharmacy sales increased by 5.3% and front-end sales increased by 2.1% for the year ended May 31, 2004 as compared to fiscal 2003.

Gross profit

Total gross profit increased by $43.2 million, or 8.6%, to $549.1 million for the year ended May 31, 2004 from $505.9 million for the year ended May 31, 2003.

Canada.   Canadian gross profit increased by $30.3 million, or 40.5%, to $105.1 million for the year ended May 31, 2004 from $74.8 million for the year ended May 31, 2003. This strong growth reflects sales growth in our PJC franchised stores during fiscal 2004 and the fact that there was no work stoppage in fiscal 2004 while there was a 58-day strike at our Canadian warehouse and distribution center in fiscal 2003. Our Canadian gross margin percentage deteriorated slightly to 9.6% for the year ended May 31, 2004 from 9.8% for the year ended May 31, 2003.

United States.   United States gross profit increased by $12.9 million, or 3.0%, to $444.0 million for the year ended May 31, 2004 from $431.1 million for the year ended May 31, 2003. Even though there was a regular 52-week period in fiscal 2004, there was an increase in total gross profit as compared to the figures for the 53-week period in fiscal 2003. Our US gross margin percentage increased slightly for the year ended May 31, 2004 to 24.6% compared with 24.5% in the year ended May 31, 2003.

General and operating expenses

General and operating expenses increased by $28.1 million, or 6.6%, to $452.3 million for the year ended May 31, 2004 from $424.2 million for the year ended May 31, 2003. General and operating expenses as a percentage of total revenues decreased to 14.9% for the year ended May 31, 2004 from 16.0% for fiscal 2003. General and operating expenses improved in Canada, representing 9.6% of revenues versus 10.7% in fiscal 2003. This decrease is primarily the result of reduced labor costs resulting from the impact of a 58-day labor strike at our Canadian warehouse and distribution center in fiscal 2003. General and operating expenses decreased slightly in the US (18.5% of revenues versus 18.7% in 2003).

OIBA

OIBA increased during fiscal 2004, advancing 20.4% to $249.7 million from $207.5 million in the corresponding 2003 fiscal year. OIBA as a percentage of revenues was 8.2% in fiscal 2004 compared with 7.8% for the previous fiscal year.

Amortization

Amortization charges increased by $2.7 million, or 7.5%, to $38.4 million for the year ended May 31, 2004 from $35.7 million for the year ended May 31, 2003.

Financial expenses

Financial expenses decreased by $3.4 million to $14.5 million for the year ended May 31, 2004 from $17.9 million for the year ended May 31, 2003. This decrease was a result of the use of short term bank loans in fiscal 2003 with respect to our Canadian operations to fund the temporary deferral of sales tax credits from October 2002 to May 2003.

Income taxes

Income tax expense increased by $15.0 million to $61.1 million for the year ended May 31, 2004 from $46.1 million for the year ended May 31, 2003. Our effective tax rate increased to 31.5% for the year ended May 31, 2004 from 30.6% for the year ended May 31, 2003.

Fourth quarter ended May 28, 2005 compared with the fourth quarter ended May 31, 2004

Selected Unaudited Quarterly Financial Information

	52 weeks
	ended
	May 28,	Q4	Q3	Q2	Q1
(in thousands of US dollars,	2005	2005	2005	2005	2005
except per share amounts)	$	$	$	$	$
Sales	9,448,343	2,725,566	2,771,230	2,653,312	1,298,235
Cost of goods sold	7,289,872	2,078,107	2,129,709	2,053,990	1,028,066
Gross profit	2,158,471	647,459	641,521	599,322	270,169
As a % of sales	22.8%	23.8%	23.1%	22.6%	20.8%
Other revenues(1)	172,565	43,751	45,091	44,469	39,254
General and operating expenses	1,878,296	542,822	561,247	526,731	247,496
Operating income before amortization	452,740	148,388	125,365	117,060	61,927
Amortization(1)	198,853	57,909	58,332	56,494	26,118
Operating income	253,887	90,479	67,033	60,566	35,809
Financial expenses	162,092	47,494	32,845	64,045	17,708
Earnings before income taxes	91,795	42,985	34,188	(3,479)	18,101
Income taxes (recovery)	(12,583)	(3,231)	(5,666)	515	(4,201)
Net earnings	104,378	46,216	39,854	(3,994)	22,302
Net earnings per share	0.41	0.18	0.15	(0.02)	0.09
Earnings per share before unrealized losses on financing activities	0.44	0.18	0.10	0.06	0.09

(1)          Amortization of incentives paid to franchisees is grouped with amortization instead of other revenues as in the GAAP financial statements.

Selected Unaudited Quarterly Financial Information (continued)

	Year
	ended
	May 31,	Q4	Q3	Q2	Q1
(in thousands of US dollars,	2004	2004	2004	2004	2004
except per share amounts)	$	$	$	$	$
Sales	2,893,088	744,932	747,103	721,257	679,796
Cost of goods sold	2,343,998	603,334	604,001	587,032	549,631
Gross profit	549,090	141,598	143,102	134,225	130,165
As a % of sales	19.0%	19.0%	19.2%	18.6%	19.1%
Other revenues(1)	152,916	36,792	40,067	37,198	38,859
General and operating expenses	452,284	116,100	116,488	110,744	108,952
Operating income before amortization	249,722	62,290	66,681	60,679	60,072
Amortization(1)	41,433	10,941	10,462	10,143	9,887
Operating income	208,289	51,349	56,219	50,536	50,185
Financial expenses	14,535	3,351	3,755	3,322	4,107
Earnings before income taxes	193,754	47,998	52,464	47,214	46,078
Income taxes	61,071	15,394	16,429	14,708	14,540
Net earnings	132,683	32,604	36,035	32,506	31,538
Net earnings per share	0.58	0.14	0.16	0.14	0.14
Earnings per share before unrealized losses on financing activities	0.58	0.14	0.16	0.14	0.14

(1)          Amortization of incentives paid to franchisees is grouped with amortization instead of other revenues as in the GAAP financial statements.

Net earnings

For the 13 weeks and fourth quarter ended May 28, 2005, net earnings were $46.2 million ($0.18 per share) compared with net earnings of $32.6 million ($0.14 per share) for the fourth quarter of the previous fiscal year. For the fourth quarter and in fiscal 2005, the Company had to bear the costs of operating dual head office infrastructures in the United States. The Company has substantially completed the Brooks Eckerd information technology integration during the first quarter of fiscal 2006.

Revenues

Total revenues, including sales and other income, rose $1.987 billion or 254.4% to $2.768 billion for the 13-week period ended May 28, 2005 compared with $781.1 million for the corresponding period in fiscal 2004.

Canada.   Revenues from Canadian operations showed significant growth, reaching $368.5 million, an increase of $43.7 million or 13.5%. Canadian revenues increased by 3.7% excluding the impact of currency exchange rate fluctuations. During the 13-week period there were no openings of PJC franchised stores, but sales increases reflect growth resulting from previous period openings, renovations or relocations of network stores and growth in PJC same store retail sales. For the fourth quarter ended May 28, 2005, on a same-store basis and in local currency, total PJC retail sales advanced 4.3%, pharmacy sales gained 5.5% and front-end sales picked up 2.6% year-over-year.

United States.   Revenues from US operations increased substantially to $2.400 billion for the 13-week period ended May 28, 2005, up $1.944 billion or 425.9% from last year. The increase is principally due to the additional revenue from the acquired Eckerd drugstores for the fourth quarter of fiscal 2005. On a same-store basis, total retail sales advanced 3.1%; pharmacy sales gained 3.8% and front-end sales increased 1.6% year-over-year. This measure does not include same-store sales for the acquired Eckerd drugstores, which will be included in same-store sales beginning in the first quarter of fiscal 2006, after one year of ownership by the Company. During the fourth quarter of fiscal 2005, there were 40 new store openings including 14 relocations, 2 acquisitions and 16 store closures.

Gross profit

Canada.   Gross profit from Canadian operations was $31.9 million for the fourth quarter compared to $28.4 million for the corresponding period the previous year. Gross margin decreased to 9.7% for the 13-week period ended May 28, 2005 compared with 9.9% for the corresponding period in fiscal 2004.

United States.   Gross profit from US operations amounted to $615.5 million for the 13-week period ended May 28, 2005 compared with $113.2 million for the corresponding period the previous year. The increase is attributable to the addition of the Eckerd business during the quarter.

Other revenues

Other revenues, which are included in total revenue in the GAAP financials, increased to $42.9 million in the fourth quarter of fiscal 2005 from $36.2 million for the same period the previous year. This is due to additional franchise fee and rental income in Canada and other income in both Canada and the United States during the current quarter.

General and operating expenses

General and operating expenses for the 13-week period ended May 28, 2005 were $542.8 million, up from $116.1 million from the same period in fiscal 2004. This increase is essentially attributable to the US operations and the acquired Eckerd drugstores. General and operating expenses performance was mixed, representing 8.8% of revenues in Canada versus 10.0% last year and 21.3% versus 18.3% a year earlier in the US. The Company incurred certain non-recurring acquisition and integration expenses at Brooks Eckerd during fiscal 2005. In addition, the networks are undertaking several store openings and other measures, which increase general and operating expenses while store sales are being built.

OIBA

OIBA increased in the fourth quarter of fiscal 2005, advancing 138.2% to $148.4 million from $62.3 million in the corresponding fiscal 2004 period. OIBA as a percentage of revenues ended the quarter at 5.4% compared with 8.0% for the same period in 2004. The decrease in OIBA margin for the 13-week period ended May 28, 2005 was affected by the lower margin in the acquired Eckerd drugstores along with network integration and enhancement efforts. This was partially offset by the performance of existing Canadian operations.

Fourth quarter results were positively impacted by changes in estimates for some Eckerd network operating expenses and revenues on the basis of new information obtained in the quarter. These items are related to the estimate of workers’ compensation and general liability expense, the accrual for vendors allowances and finally a distribution center inventory adjustment. Of these favorable changes in estimates, approximately $12 million impacted the cost of goods sold and $9 million the general and operating expenses. These changes in estimates were accounted for on a prospective basis.

Amortization

Amortization charges increased to $57.0 million during the fourth quarter of fiscal 2005, up $46.7 million from the corresponding period in 2004. The increase in the charges for both periods is due to the amortization of assets related to the acquired Eckerd drugstores.

Financial expenses

Financial expenses were $47.5 million during the fourth quarter of fiscal 2005, an increase of $44.1 million over the year-earlier period. During the quarter, average long-term debt (including current portion of long-term debt) increased from $192.2 million during the fourth quarter of fiscal 2004 to $2.564 billion for the fourth quarter of the current fiscal year. The weighted average interest rate on the Company’s long term debt was 6.6% during the fourth quarter of the current fiscal year compared with 4.3% for the corresponding period of fiscal 2004. The additional credit facilities and issuance of notes were used to provide the funds required for the Eckerd drugstore acquisition.

Income taxes

There was an income tax recovery of $3.2 million for the fourth quarter of fiscal 2005 compared with an expense of $15.4 million for the corresponding period in fiscal 2004. The low effective tax rate of the current fiscal year is a result of the financing structure established as part of the Eckerd aquisition.

Other initiatives

As of the end of the fiscal year ended May 28, 2005, the Company elected to proceed with the closing of 78 non performing Eckerd drugstores. A total of 73 stores have closed to date, with 45 transfers of script files to the nearest Eckerd store. For the remaining 33 stores, the Company has sold or plans to sell the script files and related inventories. The net addition to the provision for store closures and to the write-down of related assets, which are included in the purchase price equation at May 28, 2005, amounted to $100.5 million.

In June 2005, the Company received a cash payment of $24.0 million from J.C. Penney related to the final settlement of the Eckerd purchase price adjustment for working capital valuation on the closing of the acquisition.

Financial position

The company used a combination of debt and equity financing for the Eckerd acquisition. Readers are also referred to the Notes of the Consolidated Financial Statements and to publicly available credit and debt agreements. The following table provides a summary of information of certain measures with respect to the Company’s financial position at the end of the financial years indicated.

	As at	As at
	May 28, 2005	May 31, 2004
Net debt/Book capitalization	62.5%	18.4%
Net debt/LTM OIBA(1)	4.8	0.8
LTM OIBA/Interest(1)	2.6	17.2

(1)          Pro forma in fiscal 2005, Eckerd and related financing on a 52-week basis.

The Company’s target is to reduce leverage (net debt/OIBA) to less than 3.5 times within 24 months after the closing of the Eckerd acquisition (July 31, 2004).

Liquidity and capital resources

The Company’s cash flows are generated by: i) the sale of prescription drugs and other products by corporate-owned stores, ii) merchandise sales to and rent received from PJC franchised stores, iii) the collection of royalties from PJC franchisees, and iv) rent from properties leased to tenants other than franchisees. These cash flows are used: i) to purchase products and services for resale, ii) to finance operating expenses, iii) for debt service, iv) for real estate investments, and v) to finance capital expenditures incurred to renovate and open stores and replace equipment. We have typically financed capital expenditures and working capital requirements through cash flow from operating activities. Our larger acquisitions have been financed through long-term debt and equity.

Cash flow from operating activities

Cash provided by operating activities was $222.1 million for the 52-week year ended May 28, 2005, compared with $185.9 million in fiscal 2004. This increase results primarily from the cash generated from net cash earnings, net of changes in non-cash items resulting from the Company’s larger drugstore network in fiscal 2005. Company management focused on the efficient use of cash and working capital throughout the year.

Cash flow from investing activities

Cash used in investing activities was at $2.835 billion for the 52-week year ended May 28, 2005 compared with $91.8 million for fiscal 2004. During fiscal 2005, $2.492 billion was used to acquire 1,549 Eckerd drugstores and related operations. In June 2005, the Company received a cash payment of $24.0 million from J.C. Penney related to the final settlement of the Eckerd purchase price adjustment for working capital valuation on the closing of the acquisition. A total of $75.1 million was used for investments and temporary investments in fiscal 2005 compared with $5.7 million in fiscal 2004. The temporary investments held as of May 28, 2005 are comprised of highly liquid investment grade commercial paper with terms of less than one year. $195.3 million was used for capital assets in fiscal 2005 compared with $74.0 million for fiscal 2004. During fiscal 2005, 124 new drugstores were opened, of which 59 were relocations. 28 drugstores were closed and several others were expanded or renovated. During the fiscal year, the Company closed a distribution center in Pennsylvania.

As of the end of the fiscal year ended May 28, 2005, the Company elected to proceed with the closing of 78 non performing Eckerd drugstores. A total of 73 stores have closed to date, with 45 transfers of script files to the nearest Eckerd store. For the remaining 33 stores, the Company has sold or plans to sell the script files and related inventories. The net addition to the provision for store closures and to the write-down of related assets, which are included in the purchase price equation at May 28, 2005, amounted to $100.5 million. The Company will continue to relocate and open new stores in convenient and profitable mostly freestanding locations. In fiscal 2006, we plan to open approximately 30 new stores, relocate another 49 stores combined with renovating and remodelling a significant amount of stores. We expect net capital expenditures in fiscal 2006 to be approximately $225 million, primarily for existing store renovations and improvements, new store investments, logistics, technology and supply chain improvements. In addition, in the ordinary course of business, the Company may acquire stores and related assets including pharmacy customer lists or other complementary businesses.

Cash flow from financing activities

During the 52-week year ended May 28, 2005, $2.719 billion was provided by financing activities compared to cash used of $72.0 million for fiscal 2004. During fiscal 2005, the Company established credit facilities and issued notes to fund the Eckerd acquisition; this resulted in a $2.333 billion net increase in long-term debt year-over-year compared with a $21.3 million repayment of long-term debt in fiscal 2004. During fiscal 2005, the Company received net proceeds of $426.5 million from the issuance of capital stock compared with proceeds of $1.9 million in fiscal 2004. The Company paid dividends of $25.3 million in fiscal 2005, up from $20.3 million in fiscal 2004, due to the increase in the number of shares issued during the year.

Planned capital expenditures in fiscal 2006 will be funded entirely from internally generated cash flow. Remaining free cash flow will be used for the quarterly payment of dividends with the balance directed largely towards the repayment of debt.

Conclusion on liquidity position

The Company had $210.7 million of cash, cash equivalents and temporary investments, made up of $132.2 million cash and cash equivalents and $78.5 million of temporary investments, as of May 28, 2005 compared with cash of $14.6 million at May 31, 2004. In addition, it had access to up to an unused $282.1 million (net of $67.9 million of outstanding letters of credit) five-year revolving facility which was put in place during the Eckerd transaction. The Company has operating liquidities and access to credit facilities to finance its operating activities.

Current ratings for the Company’s credit facilities as confirmed by Standard & Poor’s Corporation (S&P) and Moody’s Investors Service (Moody’s) are as follows:

	S&P	Moody’s
Secured credit facilities	BB	B1
Senior notes
Unsecured	B	B2
Unsecured subordinated	B	B3

In assessing the Company’s financial strength, management believes that both S&P and Moody’s considered the Company’s strategies, results, capital structure, financial policies as well as the consolidated balance sheet and the Eckerd acquisition. The Company’s debt ratings have a direct impact on future borrowing costs, access to capital markets and new store operating leases.

Capital stock

During fiscal 2005, 33,350,000 Class A subordinate voting shares were issued at a price of C$17.45 per share for net proceeds of C$564.4 million or US$424.4 million. During the same fiscal year, 865,000 Class B shares were exchanged for an equivalent number of Class A subordinate voting shares. In addition, 1,363,590 new Class A subordinate voting shares were issued during the year due to the exercise of stock options.

These transactions brought the total number of Class A subordinate voting shares (TSX: PJC.SV.A) issued to 142,252,100 (2004—106,673,510 shares) and the number of Class B shares to 119,385,000 as at May 28, 2005 (2004—120,250,000). The Company has a total of 261,637,100 shares outstanding as at May 28, 2005 (2004—226,923,510).

Contractual obligations and commercial commitments

Set out below is a summary of our material contractual cash obligations as of May 28, 2005 for the periods indicated under our long-term debt, long-term leases, inventories, services and capital assets commitments:

Payments due in fiscal years

		2007-	2009-	2011 and
	2006	2008	2010	thereafter	Total
(in thousands of US dollars)	$	$	$	$	$
Long-term debt	57,726	151,353	107,624	2,227,659	2,544,362
Capital lease obligations	8,570	8,431	1,351	—	18,352
Operating lease obligations	381,192	711,335	637,575	2,615,568	4,345,670
Purchase commitments	75,083	1,344	—	—	76,427
Total	522,571	872,463	746,550	4,843,227	6,984,811

Long-term debt

On July 31, 2004, the Company completed the Eckerd acquisition. This acquisition was funded by a combination of long-term credit facilities, notes and issuance of subordinate voting shares. As a result, the Company’s long-term debt, including current portion, increased to $2.561 billion at May 28, 2005 from $192.2 million at May 31, 2004.

Capital lease obligations

The Company has generally not used capital leases as a means of financing. The Company has capital leases for certain store and operating equipment. The information listed in the above table includes interest obligations under such capital lease obligations and obligations in connection with these contracts and related assets are also included in our consolidated balance sheet.

Operating lease obligations

The Company leases a substantial portion of its real estate using conventional operating leases. Generally, the Company’s real estate leases in Canada are for primary terms of 10 years and in the United States for primary terms of 10 to 20 years, in both cases, with options to renew.

Operating lease obligations until 2035 amount to $4.346 billion and are mostly in connection with properties that are leased in Canadian and US operations. The Company has also signed lease and sublease agreements under which it will receive minimum payments totalling $286.8 million until 2035, which are not included in the table of contractual commitments above.

Financial instruments and off-balance sheet arrangements

Other than the two interest rate swap contracts mentioned below, the Company does not make use of any off-balance sheet arrangements that currently have or that we expect are reasonably likely to have a material effect on financial condition, results of operations or cash flow. The Company uses operating leases for many of its US store locations, and from time to time, engages in sale-leaseback transactions for financing purposes. The Company does not use special purpose entities in any of its leasing arrangements.

We are exposed to market risk relating to changes in interest rates with regard to our variable rate debt. We have a significant amount of debt, $1.3 billion of which bears interest at floating rates.

The Company had a fixed interest rate swap contract that matured in January 2005 to hedge interest rate fluctuations on a term loan which was repaid as part of the Eckerd acquisition financing, which amounted to $180 million as at July 31, 2004. After July 31, 2004, the Company recorded a $2.1 million pre-tax charge to results related to this contract.

During fiscal 2005, the Company entered into two interest rate swap transactions to fix the interest rate on $200 million of the Company’s term loan facilities. These transactions qualified for hedge accounting.

Other than the transactions mentioned herein, the Company has not taken any other specific actions to cover its exposure to interest rate risk. Depending on the interest rate environment and subject to approval by the Board of Directors, the Company may make use of other derivative financial instruments or other interest rate management vehicles in the future. A 10% change in interest rate (45 basis points on the Company’s floating rate debt for fiscal 2005) would have a $4.6 million pre-tax effect on results and cash flows for the 52-week year ended May 28, 2005.

Guarantees and buyback agreements

The Company has guaranteed reimbursement of certain bank loans contracted by franchisees to a maximum amount of $6.0 million (2004—$8.8 million). The Company is also committed to financial institutions to purchase the equipment and inventories of some of its franchisees. As of May 28, 2005, the maximum value of the equipment and inventories buyback agreements was approximately $23.1 million and $46.1 million respectively ($21.0 million and $54.2 million in 2004).

On July 31, 2004, the Company acquired the shares of three subsidiaries of TDI Consolidated Corporation to complete the acquisition of the Eckerd drugstore properties. The Company has entered into an indemnification agreement that is described in Note 17 of the Consolidated Financial Statements.

Foreign exchange risk management

Even though the Company’s reporting currency is US dollars, non-Consolidated Financial Statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

Transactions denominated in currencies other than an entity’s functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities at their historical rates and statement of earnings items at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings.

The significant variation of the Canadian dollar against the US dollar during fiscal 2005 resulted in the Company recording an unrealized foreign exchange loss on monetary items. This loss is attributable to US dollar net monetary assets held by the parent company for the benefit of its US subsidiaries. In order to avoid the impact of these foreign currency fluctuations in the future, in February 2005, the Company reviewed its arrangements and related documentation in order to ensure that all significant monetary items are properly hedged against foreign exchange risk. The fiscal 2005 unrealized foreign exchange loss on monetary items amounted to $7.8 million, reflecting the loss until such arrangements and documentation became effective.

Related party transactions

Our operations include transactions with enterprises controlled by shareholders and executives with significant influence on the Company. Mr. Jean Coutu, Founder and Chairman of the Board, owned a PJC franchise as at May 31, 2004. Mr. François J. Coutu, the Company’s President and CEO, owned four PJC franchises as at May 31, 2004 and one as at May 28, 2005.

The transactions between the Company and these enterprises are executed in the normal course of business and measured at the exchange amount. Details are included in Note 21 of the Consolidated Financial Statements.

Critical accounting policies and estimates

Estimates

This MD&A is based on the Company’s Consolidated Financial Statements, which have been prepared in accordance with Canadian GAAP. The preparation of these Consolidated Financial Statements and related notes requires the Company’s management to make estimates and assumptions that affect the reported amounts. These estimates are based on historical experience and various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Inventory

Our inventory consists primarily of products acquired for resale, including prescription drugs and over-the-counter medications, as well as household, cosmetic and photography products. Inventory is valued at the lower of cost and net realizable value, the cost being determined using the first in, first out method and retail selling price less a normal gross profit method. Determining gross profit margins requires that management make judgments and estimates that could affect inventory valuation at the end of the year and related annual operating results.

Intangible assets

Intangible assets with a finite life are accounted for at cost and are made up of customer prescription files, noncompete agreements and favorable leases. Prescription files are amortized over a period of five to ten years, noncompete agreements over the terms of the agreements and favorable leases are amortized on a straight-line basis over the term of the leases. The use of different assumptions with regards to the duration of useful life could give rise to different book values for intangible assets.

Goodwill and trade name

Goodwill represents the excess of the acquisition cost of companies over the fair value of the identifiable net assets acquired. Trade name is an intangible asset with an indefinite life, not subject to amortization. Goodwill and trade name are tested for impairment annually or more frequently when changes in circumstances indicate a potential impairment. An impairment test may be necessary if a return is clearly insufficient in relation to historical or projected operating results, material changes in the use of acquired assets or in the Company’s broad strategy, and significant negative economic or segmented trends. For the purposes of our analysis on impairment, the Company uses estimates and assumptions to establish the fair value of its reporting units. If these assumptions are incorrect, the carrying values of goodwill and trade name may have been overstated.

Other long-term assets

Other long-term assets are principally deferred costs related to financing fees and incentives paid to franchisees. Financing fees are amortized over a 5- to 10-year period and incentives paid to the franchisees are amortized over a 10-year period. The use of various assumptions with regards to useful life or term could give rise to different book values for these items that are included in long-term assets.

Impairment of long-lived assets

The Company determines the book value of long-lived assets on an ongoing basis. To determine the possibility of impairment, the Company examines the estimated undiscounted cash flows expected to be generated by these assets as well as other indicators. Any permanent impairment in the carrying value of the assets is charged against earnings in the period the impairment is determined.

Defined benefit pension plans

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement age of employees. The use of different assumptions could result in different book values.

Changes in accounting policies and recent pronouncements

Readers are referred to Note 2 of the Consolidated Financial Statements for a full description of changes in accounting policies and recent pronouncements.

Lease accounting

During fiscal 2005, like several retail companies, the Company completed a review of its methods of amortization of leasehold improvements and related lease incentives following the views expressed by the Office of the Chief Accountant of the US Securities and Exchange Commission (SEC) on certain operating lease matters. The results of this review had no material impact on the Company’s Consolidated Financial Statements.

Risks and uncertainties

The Company is well positioned to capitalize on the growth in the North American drugstore retailing industry, based on its strong brands, a focus on excellence in customer service in pharmacy and front-end innovation with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through quality of offering and service levels in its drugstore network.

Eckerd acquisition

The Eckerd integration is the Company’s largest to date. The Company could run into difficulties in realizing synergies and improving outlet performance in accordance with plan.

The market for prescription drugs

The Company is reliant on prescription drug sales for a significant and growing portion of its revenues and earnings. Prescription drug sales are subject to numerous federal, state, provincial and local laws and regulations governing many aspects of the sale and dispensing of prescription drugs, as well as the approval of new drugs. In addition, the conversion of prescription drugs to over-the-counter medication often creates a source of confusion for the customer that could result in a decrease in retail sales.

The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies, governmental entities and organizations and other third party payers to reduce prescription drug costs and pharmacy reimbursement rates could have an effect on revenue growth. The Company is therefore deploying the resources necessary to ensure that all stakeholders are aware of the issues at play in the pharmacy field.

Mail order pharmacy (United States only)

The growth of mail order pharmacies and changes to pharmacy benefit plans requiring maintenance medications to be filled through a mandatory mail channel could constrain the Company’s revenue growth.

Competition

The Company faces competition from all sides: local, regional, national and international companies, other drugstore chains and banners, independent pharmacies, supermarkets, discount retailers and Internet companies. This increased competition could lead to greater pricing pressure, a situation that would force us to increase sales volume and sell products and services at a lower price in order to remain competitive.

Pharmacists and personnel

The Company is known for its diversified approach which enables it to attract, hire and retain suitable pharmacists and management personnel. Over the past few years, the Company has successfully implemented pharmacist and management recruitment and retention programs.

Pharmaceutical products supply chain

Eckerd and Brooks drugstores obtain a majority of their pharmaceutical products from a single supplier, McKesson Corporation, with whom the Company has a long-term supply contract that is scheduled to expire in fiscal 2010. Any significant disruption in the Company’s relationship with McKesson and related issues could have a material adverse effect on the Company. Failure to renew this contract with McKesson or another supplier under similar terms and conditions, or to move to a self-distribution model could significantly disrupt operations and adversely affect the sales and profitability of US operations.

Marketing programs

The Company’s ability to effectively establish effective marketing programs (including pricing strategies and price reduction programs implemented in response to competitive pressures and /or to stimulate demand).

Variable rate debt

Our credit facilities are subject to variable interest rates, thus exposing us to interest rate risk. Should interest rates rise, our variable-rate debt service obligations would increase even if the amount borrowed remained the same.

Currency fluctuation

Our revenues are earned in US and Canadian dollars whereas our credit facilities are denominated in US dollars only. Fluctuations in US and Canadian exchange rates could therefore expose the Company to currency risks.

Seasonal nature of the business

The weather has an effect on the general population’s health and by extension the Company’s retail sales and those of our franchised outlets. For example, in winter, the Company sells more cold and flu medecine, while in the summer, allergy and sun protection products are in greater demand. Corporate and franchised outlet sales are affected by holidays such as Christmas, Easter, Thanksgiving, Valentine’s Day, Mother’s Day and Father’s Day. The peak sales period is generally the Company’s third quarter of its fiscal year, which includes Christmas.

Company filing under Sarbanes-Oxley Act

As required by the Sarbanes-Oxley Act enacted by the US Congress in July 2002 and the rules promulgated by the US Securities and Exchange Commission (SEC) thereunder, we have filed with the SEC certificates relating to, among others, the accuracy of the financial information contained in our 2005 Annual Report including our MD&A and annual Consolidated Financial Statements and notes thereto, and the adequacy of our procedures and controls relating to disclosure and financial reporting.

As disclosed thereunder, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, for the 52-week year ended May 28, 2005, except for the changes described below.

On July 31, 2004, the Company consummated its acquisition of 1,549 Eckerd drugstores and support facilities. The Company considers this acquisition to be material to the results of its operations, financial position and cash flows from the date of the acquisition through year-end and believes that Eckerd’s internal control over financial reporting is reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company is reviewing its existing internal control over financial reporting in preparation for the reporting and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective. In connection with such review, modifications will, as appropriate, be made to the Company’s disclosure controls and procedures or internal control over financial reporting in the future.

August 2, 2005